Synopsys, Inc. 690 East Middlefield Road Mountain View, CA 94043-4033
T 650.584.5000 F 650.965.8637 www.synopsys.com

July 1, 2015

VIA EDGAR

Cecilia Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Synopsys, Inc.

  Form 10-K for the Fiscal Year Ended October 31, 2014

  Filed December 15, 2014

  File No. 0-19807

Dear Ms. Blye:

We respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 18, 2015 relating to the Annual Report on Form 10-K for the fiscal year ended October 31, 2014 filed by Synopsys, Inc. (“Synopsys,” “we” or “us”) with the Commission on December 15, 2014.

For your convenience, we have reproduced the Staff’s comments in italicized, bold type and have followed each comment with our response.

General

1.	You discuss on your website your technological collaboration with Samsung Electronics Co., Ltd. We note a reported statement by Samsung in August 2014 that it shipped “hundreds of millions” of products that incorporate your components. We are aware of publicly available information indicating that Samsung operates in Sudan and may operate in Syria. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Synopsys does not pursue business activities in Sudan or Syria, directly or indirectly. We have no plans to pursue business activities in those countries while they remain the subject of sanctions and export controls. Synopsys confirms that, to its knowledge:

•	Synopsys has not had, does not have, and does not anticipate having any contacts with Sudan or Syria, whether through customers or other direct or indirect arrangements; and

•	Synopsys has not provided any products, technology, or services to Sudan or Syria, nor do we have any agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Synopsys supplies software and hardware products that are used internally by customers to design and test integrated circuits, commonly called semiconductor chips, as well as software tools that customers use to test the quality and security of the software code they develop. We also offer intellectual property (“IP”) products, which are designs for electronic components that customers can integrate into their larger semiconductor chip designs, rather than designing those components themselves. We also provide technical services to support our products and help our customers develop semiconductor chips and electronic systems.

Samsung Electronics Co., Ltd. (“Samsung”) licenses software and IP products from us and purchases our hardware products and technical services. Our sales to Samsung were made in compliance with relevant export control and sanctions regulations. Our software and hardware products are used internally by Samsung, while only our IP products are integrated into Samsung designs as components of their larger semiconductor chip designs. Samsung ultimately uses these designs to produce integrated circuits, which it incorporates into the electronic devices it sells. Samsung does not provide us with user information and does not order any products from us specifically for use in Sudan or Syria. We thus do not have any information indicating that our products have been used in designs that were ultimately manufactured into products sold in those countries. In addition, our agreements with Samsung prohibit the export or re-export of any of our products or technical data outside the U.S. except as permitted by U.S. law.

Synopsys conducts its business in compliance with all applicable U.S. export control laws and regulations, including embargos against countries designated by the U.S. State Department as state sponsors of terrorism. We maintain a system of policies and controls to prevent unauthorized sales and exports of our products. Our export compliance program includes a worldwide export compliance policy, mandatory training for all personnel, procedures for customer screening, and agreements that require compliance with applicable export control and sanctions regulations.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Synopsys is not aware of any contacts, material or otherwise, with Sudan or Syria. Accordingly, we do not believe there is a material investment risk for security holders.

* * * * *

Synopsys acknowledges the following:

•	Synopsys is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Synopsys may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 584-5000 or rrunkel@synopsys.com should you have additional comments or require additional information.

Sincerely,

/s/ John F. Runkel, Jr.
John F. Runkel, Jr.
General Counsel and Corporate Secretary
Synopsys, Inc.

cc:	Trac Pham, Chief Financial Officer